Paul, Hastings, Janofsky & Walker LLP
                             555 South Flower Street
                               Twenty-Third Floor
                       Los Angeles, California 90071-2371

                                January 18, 2000

The Montgomery Funds                                                27287.82488
The Montgomery Funds II
101 California Street
San Francisco, California 94111

              Re:     Reorganization of Montgomery Equity Income
                      Fund into Montgomery Balanced Fund
                      (formerly Montgomery U.S. Asset Allocation Fund)
                      -------------------------------------------------

Ladies and Gentlemen:

         You have requested our opinion as counsel for both The Montgomery Funds, a Massachusetts business trust ("Trust I"), and The Montgomery Fund II, a Delaware business trust ("Trust II"), with respect to certain federal income tax matters in connection with the reorganization by and between the Montgomery Balanced Fund, formerly the Montgomery U.S. Asset Allocation Fund (the "Acquiring Fund"), a series of Trust II, and the Montgomery Equity Income Fund (the "Acquired Fund"), a series of Trust I. This opinion is rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated as of December 31, 1999 (the "Reorganization Agreement") by Trust I on behalf of the Acquired Fund and by Trust II on behalf of the Acquiring Fund and adopts the applicable defined terms therein.

         This letter and the opinion expressed herein are for delivery to Trust I and Trust II and may be relied upon only by Trust I and Trust II, the Acquiring Fund, the Acquired Fund, and their shareholders. This opinion also may be disclosed by Trust I, Trust II, Acquiring Fund and Acquired Fund, or any of their shareholders in connection with an audit or other administrative proceeding before the Internal Revenue Service (the "Service") affecting Trust I, Trust II, Acquiring Fund and Acquired Fund, or any of their shareholders or in connection with any judicial proceeding relating to the federal, state or local tax liability of Trust I, Trust II, Acquiring Fund and Acquired Fund or any of their shareholders.

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The Montgomery Funds
January 18, 2000
Page 2

         For purposes of this opinion we have assumed the truth and accuracy of the following facts:

         Trust I was duly created pursuant to its Agreement and Declaration of Trust by the Trustees for the purpose of acting as a management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is validly existing under the laws of the Commonwealth of Massachusetts. Trust I is registered as an investment company classified as a diversified, open-end management company, under the 1940 Act.

         Trust II was duly created pursuant to its Agreement and Declaration of Trust by the Trustees for the purpose of acting as a management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is validly existing under the laws of the State of Delaware. Trust II is registered as an investment company classified as a diversified, open-end management company, under the 1940 Act.

         The Acquiring Fund is a series of Trust II duly established under the laws of the State of Delaware, and is validly existing under the laws of that State. The shares of the Acquiring Fund are widely held. The Acquiring Fund has an authorized capital of an unlimited number of shares and each outstanding share of the Acquiring Fund is fully transferable and has full voting rights.

         The Acquired Fund is a series of the Trust I duly established under the laws of the Commonwealth of Massachusetts, and is validly existing under the laws of that Commonwealth. The shares of the Acquired Fund are widely held. The Acquired Fund has an authorized capital of an unlimited number of shares and each outstanding share of the Acquired Fund is fully transferable and has full voting rights.

         For valid business purposes, the following transaction will take place in accordance with the laws of the Commonwealth of Massachusetts and pursuant to the Reorganization Agreement:

         On the date of the closing (the "Closing Date"), the shareholders of the Acquired Fund will transfer all of their stock in Acquired Fund to the Acquiring Fund. Solely in exchange therefor, Trust II will cause the Acquiring Fund to deliver to the shareholders of the Acquired Fund a number of Class R and Class P shares (the "Acquiring Fund Shares") of voting common stock of the Acquiring Fund.

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The Montgomery Funds
January 18, 2000
Page 3

         In rendering the opinions stated below, we have examined and relied upon the following, assuming the truth and accuracy of any statements contained therein:

         (1)      The Reorganization Agreement; and

         (2) Such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.

         For purposes of rendering the opinions stated below, we have in addition relied upon the following representations by Trust I and Trust II on behalf of the Acquired Fund and the Acquiring Fund, respectively, as applicable:

         (a) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of Target stock surrendered in the exchange.

         (b) There is no plan or intention by any of the shareholders of Target to sell, exchange, or otherwise dispose of a number of shares of Acquiring stock received in the transaction that would reduce the Target shareholders' ownership of Acquiring stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Target as of the same date. Moreover, shares of Target stock and shares of Acquiring stock held by Target shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

         (c) Target has no plan or intention (and Acquiring has no plan or intention to cause Target) to issue additional shares of its stock that would result in Acquiring losing control of Target within the meaning of section 368(c).

         (d) Acquiring has no plan or intention to liquidate Target; to merge Target into another corporation; to cause Target to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business and dispositions described above; or to sell or otherwise dispose of any of the Target stock acquired in the transaction, except for transfers described in section 368(a)(2)(C).

         (e) Acquiring has no plan or intention to reacquire any of its stock issued in the transaction.

The Montgomery Funds
January 18, 2000
Page 4

         (f) Acquiring, Target, and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the transaction, except that Target and Sub are bearing most of the cost of preparing and filing the ruling request.

         (g) Acquiring will acquire Target stock solely in exchange for Acquiring voting stock. For purposes of this representation, Target stock redeemed for cash or other property furnished by Acquiring will be considered as acquired by Acquiring. Further, no liabilities of Target or the Target shareholders will be assumed by Acquiring, nor will any of the Target stock be subject to any liabilities.

         (h) At the time of the transaction, Target will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Target that, if exercised or converted, would effect Acquiring's acquisition or retention of control of Target, as defined in section 368(c).

         (i) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

         (j) Following the transaction, Target will continue its historic business or use a significant portion of its historic business assets in a business as described above.

         (k) No two parties to the transaction are investment companies as defined in section 368(a)(2)(F)(iii) and (iv).

         (l) There will be no dissenters to the transaction.

         (m) On the date of the transaction, the fair market value of the assets of Target will exceed the sum of its liabilities plus the liabilities, if any, to which the assets are subject.

         (n) None of the compensation received by any shareholder-employees of Target will be separate consideration for, or allocable to, any of their shares of Target stock; none of the shares of Acquiring stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

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The Montgomery Funds
January 18, 2000
Page 5

         (o) Acquiring will pay or assume only those expenses of Target and Target's shareholders that are solely and directly related to the transaction in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

         Our opinions set forth in this letter are based upon the Code, regulations of the Treasury Department, published administrative announcements and rulings of the Service and court decisions, all as of the date of this letter. Based on the foregoing facts and representations, and provided that the transaction will take place in accordance with the terms of the Reorganization Agreement, and further provided that the Acquired Fund distributes the shares of Acquiring Fund received in the transaction as soon as practicable, we are of the opinion that:

         (1) The transfer by the shareholders of the Acquired Fund of all of their shares in the Acquired Fund to the Acquiring Fund solely in exchange for shares of the Acquiring Fund will be a reorganization within the meaning of
Section 368(a)(1)(B) of the Code. The Acquiring Fund and the Acquired Fund each are a "party to a reorganization" within the meaning of Section 368(b) of the Code.

         (2) The Acquired Fund will recognize no gain or loss on its transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund's liabilities, or on distribution of such Acquiring Fund Shares to its shareholders.

         (3) The Acquiring Fund will recognize no gain or loss on its receipt of substantially all of the assets of the Acquired Fund and the assumption by the Acquiring Fund of the Acquired Fund's liabilities in exchange solely for the Acquiring Fund Shares.

         (4) The Acquiring Fund's basis in the assets received from the Acquired Fund in the transaction will equal the basis of such assets in the hands of the Acquired Fund immediately prior to the transaction.

         (5) The Acquiring Fund's holding period for the assets received in the Reorganization will include the period during which the Acquired Fund held such assets.

         (6) The shareholders of the Acquired Fund will recognize no gain or loss on the receipt of the Acquiring Fund Shares (including any fractional share interests to which they may be entitled) solely in exchange for their Acquired Fund stock.

The Montgomery Funds
January 18, 2000
Page 6

         (7) The basis of the Acquiring Fund Shares received by each of the Acquired Fund's shareholders in the transaction (including fractional shares to which they may be entitled) will equal the basis of the Acquired Fund stock surrendered in exchange therefor.

         (8) The holding period of the Acquiring Fund Shares received by each of the Acquired Fund's shareholders in exchange for their Acquired Fund stock (including fractional shares to which they may be entitled) will include the period that the shareholder held the Acquired Fund stock exchange therefor, provided that the shareholder held such stock as a capital asset on the date of the exchange.

         The opinions set forth above represent our conclusions as to the application of federal income tax law existing as of the date of this letter to the transactions described above, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming which would require modifications or revocations of our opinions expressed herein. Moreover, there can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions. Further, all the opinions set forth above represent our conclusions based upon the documents and facts referred to above. Any material amendments to such documents or changes in any significant facts would affect the opinions referred to herein. Although we have made such inquiries and performed such investigation as we have deemed necessary to fulfill our professional responsibilities, we have not undertaken an independent investigation of the facts referred to in this letter.

         We express no opinion as to any federal income tax issue or other matter except those set forth above.

         We hereby consent to the filing of this opinion as an exhibit to Trust II's Registration Statement on Form N-14 (and our being named therein) filed by Trust II in connection with the Reorganization.

                                   Very truly yours,

                    /s/ Paul, Hastings, Janofsky & Walker LLP